August 1, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Post-Effective Amendments to the Registration Statements on Form N-2 for PNC Absolute Return Fund LLC (Securities Act File No. 333-128721; Investment Company Act File No. 811-21088)

Ladies and Gentlemen:

We are filing via EDGAR, on behalf of the registrant listed above (“Registrant”), and pursuant to Section 8(c) of the Securities Act of 1933, as amended (the “Securities Act”), Post-Effective Amendment No. 3 and Rule 8b-16 under the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 9 to the Registrant’s registration statement on Form N-2 (the “Amendments”). The Registrant is filing the Amendment primarily to respond to staff comments with respect to information required by items 3 and 4 of Form N-2. There have been no changes to the disclosure regarding the terms of the offer, the structure under which the Registrant operates, and the investments which the Registrant intends to make through the Master Fund.

In order to ensure the continuous offering of its interests, the Registrant requests that the Amendment be declared effective by the Securities and Exchange Commission no later than Friday, August 1, 2008.

Please contact Jennifer E. Vollmer at (215) 585-5082 or S. Elliott Cohan at (212) 715-9512 with any questions or comments you may have regarding the Amendments.

Very truly yours, PNC Absolute Return Fund LLC

By:	/s/ Kevin A. McCreadie
Kevin A. McCreadie President

cc:	Jennifer E. Vollmer, Esq.
PNC Capital Advisors, Inc.

S. Elliot Cohan, Esq.
Kramer Levin Naftalis & Frankel LLP